

April 16, 2024

Swee Kheng Chua
Chief Executive Officer
Concorde International Group Ltd.
3 Ang Mo Kio Street 62, #01-49 LINK@AMK
Singapore 569139

>   **Re: Concorde International Group Ltd.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted March 20, 2024**
>   **CIK No. 0002001794**

Dear Swee Kheng Chua:

We have reviewed your draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted March 20, 2024

Cover Page

1.   We note your disclosure that you will be a "controlled company" under the Nasdaq Capital Market or the NYSE American and that you intend to avail yourself of the controlled company exemptions under the Nasdaq or NYSE rule. Please add this disclosure to the prospectus summary and the description of your securities. Please also add a risk factor to address the potential risks associated with being a controlled company.

Prospectus Summary, page 1

2.   In the second paragraph of the Overview section starting on page 1, please revise the following sentence to clarify the claim you are trying to convey: "With our technological inventive solution, we deliver a higher level of security performance with headcount uplifted of higher skillset, better reward as well as much sought after work-life balances for the new era security workforce."

Our Products and Services, page 2

3.   Please explain here, in plain English, how your i-Guarding services work and why they confer the benefits you claim, such as manpower efficiency and enhanced service delivery. In doing, please describe how your services are different from traditional security services.

Our Growth Strategies, page 3

4.   In the first bullet, please explain why and how monthly recurring revenue improves your profitability. In addition, please address, if true, that to date you have not achieved profitability (i.e., net income). In this regard, we note your financial statements reflect net losses, and you auditor has expressed doubt about your ability to continue as a going concern. Please make conforming revisions to the business section.

5.   In the fourth bullet, please describe your plans to expand your geographical coverage and export your business model beyond Singapore within the next 24 months. In addition, please add a new subsection to the business section of the prospectus that discusses in detail your plans for expansion. At a minimum, the discussion should name the markets you have identified, set forth the expected timelines for expansion and quantify the approximate capital requirements as well as the plans for funding those requirements.

Use of Proceeds, page 31

6.   The description of the use of proceeds here differs from the description of the use of proceeds on page 8 of the prospectus summary. Please revise your disclosure as necessary so that it is consistent.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

7.   Please clarify the basis for your belief that you are one of the "leading integrated security services providers in Singapore." Please also revise elsewhere, such as in the prospectus summary and business sections, where you describe your company as "the leader" in the markets you serve (see, e.g., page 3).

Liquidity and Capital Resources, page 41

8.   Please discuss here the debt summarized in footnote 10 to the financial statements.

Related Party Transactions, page 68

9.   Please provide all of the information required by Item 404 of Regulation S-K.

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-4

10.   It appears costs of sales excludes depreciation and amortization, resulting in a

presentation of a "gross profit" subtotal before depreciation. For all periods presented, please revise to remove the "gross profit" subtotal and relabel "cost of revenue" to "cost of revenue, exclusive of depreciation shown separately below," in accordance with the guidance in SAB Topic 11B. You should similarly revise your Results of Operation disclosures in MD&A.

Notes to the Consolidated Financial Statements
3. Significant accounting policies
3.4 Revenue recognition, page F-11

11. We note from your disclosure here that I-Gurarding services revenue including products, installation and maintenance services are recognized at a point in time. Per the disclosure in Note 14 on page F-29, I-Guarding revenues represents approximately 99% of total revenues. This disclosure appears to be inconsistent with the table that presents "timing of transfer of goods or services" on page F-29 which states that a majority of the revenue is recognized over time. Please clarify or revise. In addition, we note per the disclosure on page 37 that 85% of the revenues were generated by annual recurring contracts. Please tell us how you determined your revenue recognition policy, including your consideration of revenue recognition over time in accordance with IFRS 9 paragraphs 35–37.

General

12. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

    Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Dietrich King at 202-551-8071 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Louis A. Bevilacqua